UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2013
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
2 – 53016 Hwy 60
Acheson, Alberta T7X 5A7
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended June 30, 2013.

2.	Management’s Discussion and Analysis for the three months ended June 30, 2013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: August 1, 2013

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three months ended June 30, 2013
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
CONSTRUCTION GROUP
HITACHI
NORTH AMERICAN
HITACHI
EUCLID
300
NORTH AMERICAN

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2013	March 31, 2013
Assets
Current assets
Cash and cash equivalents	$2,632	$598
Accounts receivable	82,278	100,469
Unbilled revenue (note 4)	54,755	56,183
Inventories	6,648	5,751
Prepaid expenses and deposits	4,929	2,498
Assets held for sale (note 5 and 10(b))	149,633	157,464
Deferred tax assets	23,914	33,694
	324,789	356,657
Property, plant and equipment (net of accumulated depreciation of $184,576, March 31, 2013 – $184,901)	272,098	274,246
Other assets	13,093	14,362
Deferred tax assets	15,973	14,673
Total assets	$625,953	$659,938
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$61,107	$73,727
Accrued liabilities	25,402	32,482
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	7,254	7,085
Current portion of long term debt (note 6(a))	29,229	21,409
Current portion of derivative financial instruments (note 7(a))	4,207	4,261
Liabilities held for sale (note 10(b))	38,916	38,846
Deferred tax liabilities	14,997	13,392
	181,112	191,202
Long term debt (note 6(a))	285,531	290,655
Derivative financial instruments (note 7(a))	1,829	2,180
Other long term obligations	4,863	6,746
Deferred tax liabilities	29,766	41,211
	503,101	531,994
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2013 – 36,252,606 (March 31, 2013 – 36,251,006))	304,917	304,908
Additional paid-in capital	10,927	10,307
Deficit	(193,022)	(187,283)
Accumulated other comprehensive loss	30	12
	122,852	127,944
Total liabilities and shareholders’ equity	$625,953	$659,938
Contingencies (note 8)
Subsequent events (note 6 and 10(b))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	June 30,
	2013	2012
Revenue	$115,046	$173,995
Project costs	43,373	83,927
Equipment costs	48,149	64,088
Equipment operating lease expense	6,441	10,161
Depreciation	8,722	8,924
Gross profit	8,361	6,895
General and administrative expenses	8,563	14,086
Loss (gain) on disposal of property plant and equipment	596	(225)
Loss (gain) on disposal of assets held for sale	751	(78)
Amortization of intangible assets	761	791
Equity in earnings of unconsolidated joint venture	—	(596)
Operating loss before the undernoted	(2,310)	(7,083)
Interest expense, net (note 9)	5,681	5,718
Foreign exchange (gain) loss	(61)	108
Unrealized gain on derivative financial instruments (note 7(b))	(405)	(22)
Loss before income taxes	(7,525)	(12,887)
Income tax (benefit) expense:
Current	(117)	512
Deferred	(1,766)	(4,230)
Net loss from continuing operations	(5,642)	(9,169)
(Loss) income from discontinued operations, net of tax (note 10)	(97)	4,043
Net loss	(5,739)	(5,126)
Other comprehensive income
Unrealized foreign currency translation gain	18	36
Comprehensive loss	(5,721)	(5,090)
Per share information (note 11)
Net loss from continuing operations - basic & diluted	$(0.16)	$(0.25)
Net income from discontinued operations - basic & diluted	$—	$0.11
Net loss - basic & diluted	$(0.16)	$(0.14)
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net loss	—	—	(5,126)	—	(5,126)
Unrealized foreign currency translation gain	—	—	—	36	36
Share option plan	—	284	—	—	284
Stock award plan	—	14	—	—	14
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	887	—	—	887
Balance at June 30, 2012	$304,908	$9,748	$(190,946)	$17	$123,727

Balance at March 31, 2013	$304,908	$10,307	$(187,283)	$12	$127,944
Net loss	—	—	(5,739)	—	(5,739)
Unrealized foreign currency translation gain	—	—	—	18	18
Share option plan	—	313	—	—	313
Exercised stock options	9	(3)	—	—	6
Senior executive stock option plan	—	310	—	—	310
Balance at June 30, 2013	$304,917	$10,927	$(193,022)	$30	$122,852
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	June 30,
	2013	2012
Cash provided by (used in):
Operating activities:
Loss from continuing operations	$(5,642)	$(9,169)
Items not affecting cash:
Depreciation	8,722	8,924
Equity in earnings of unconsolidated joint venture	—	(596)
Amortization of intangible assets	761	791
Amortization of deferred lease inducements	(27)	(27)
Amortization of deferred financing costs	306	401
Loss (gain) on disposal of property plant and equipment	596	(225)
Loss (gain) on disposal of assets held for sale	751	(78)
Unrealized gain on derivative financial instruments (note 7(b))	(405)	(22)
Stock-based compensation expense (note 12(a))	234	(1,109)
Cash settlement of restricted share unit plan (note 12(d))	(727)	(1,631)
Settlement of stock award plan (note 12(f))	—	(148)
Accretion of asset retirement obligation	11	10
Deferred income tax expense	(1,766)	(4,230)
Net changes in non-cash working capital (note 13(b))	897	(9,397)
	3,711	(16,506)
Investing activities:
Purchase of property, plant and equipment	(7,932)	(5,027)
Additions to intangible assets	(348)	(698)
Proceeds on wind up of unconsolidated joint venture	—	2,170
Proceeds on disposal of property, plant and equipment	774	5,012
Proceeds on disposal of assets held for sale	1,873	156
	(5,633)	1,613
Financing activities:
Repayment of credit facilities	(73,977)	(102,821)
Increase in credit facilities	75,000	110,000
Proceeds from stock options exercised (note 12(b))	6	—
Repayment of capital lease obligations	(3,482)	(1,332)
	(2,453)	5,847
Decrease in cash and cash equivalents from continuing operations	(4,375)	(9,046)
Cash provided by (used in) discontinued operations:
Operating activities	9,373	9,513
Investing activities	(2,941)	(1,759)
Financing activities	(41)	(53)
	6,391	7,701
Increase (decrease) in cash and cash equivalents	2,016	(1,345)
Effect of exchange rate on changes in cash and cash equivalents	18	36
Cash and cash equivalents, beginning of period	598	1,400
Cash and cash equivalents, end of period	$2,632	$91
Supplemental cash flow information (note 13(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three months ended June 30, 2013
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.
3) Recent accounting pronouncements
There have been no new issued or recently adopted accounting pronouncements that are of significance, or potential significance, during the three months ended June 30, 2013, as compared to those described in the Company’s Annual Report on Form 40-F.
4) Unbilled revenue
As of June 30, 2013, an amount of $15,612 (March 31, 2013 - $16,139) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year.
As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2013, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.
5) Assets held for sale
The balance of assets held for sale is comprised as follows:

	June 30, 2013	March 31, 2013
Equipment	$905	$2,724
Piling assets (note 10(b))	148,728	154,740
	$149,633	$157,464
6) Long term debt
a) Long term debt amounts are as follows:

Current:
	June 30, 2013	March 31, 2013
Credit facilities (note 6(b))	$16,265	$9,392
Capital lease obligations	12,964	12,017
	$29,229	$21,409

Long term:
	June 30, 2013	March 31, 2013
Credit facilities (note 6(b))	$30,000	$35,850
Capital lease obligations	30,531	29,805
Series 1 Debentures (note 6(c))	225,000	225,000
	$285,531	$290,655

5

NOA

b) Credit Facilities

	June 30, 2013	March 31, 2013
Term A Facility	$16,265	$17,202
Term B Facility	—	5,644
Total Term Facilities	$16,265	$22,846
Revolving Facility	30,000	22,396
Total credit facilities	$46,265	$45,242
Less: current portion of Term Facilities	(16,265)	(9,392)
	$30,000	$35,850
As of June 30, 2013, the Company had issued $3.1 million (March 31, 2013 – $3.2 million) in letters of credit under the Revolving Facility to support performance guarantees associated with certain customer contracts. The $85.0 million in total funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $51.9 million at June 30, 2013.
On September 28, 2012, the Company entered into a Fourth Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014 provided the Company repaid the Term B Facility in full by April 30, 2013. The balance of the Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50 per cent of net proceeds from any subsequent asset sales are required to be used to reduce the existing Term A Facility.
The Term A Facility requires scheduled principal repayments of $0.9 million on the last day of each quarter commencing June 30, 2010 and continuing until the earlier of the maturity date or when the Term A Facility has been permanently repaid. The Company has classified the amounts contractually due under the Term Facility A over the next twelve months as current. Outstanding amounts may be prepaid under the amended Credit Facility in whole or in part at any time without premium or penalty. Subsequent to period end, during the month of July, the Company repaid the outstanding amounts under the Term A Facility and the Revolving Facility with proceeds from the sale of piling related assets and liabilities (note 10(b)).
The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. Under the terms of the amended agreement the Company was able to increase its capital leasing capacity to $75.0 million. This amendment was also accompanied by restrictions on net capital expenditures that can be made by the Company through the term of the agreement.
Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at June 30, 2013 was 7.41%.
The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and as at June 30, 2013 the Company was in compliance with the covenants.
c) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

6

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
Subsequent to the period end, on July 22, 2013, the Company tendered an offer to purchase $170.0 million of the Series 1 Debenture at par plus accrued and unpaid interest (the "Net Proceed Offer"). The $170.0 million offer expires on August 21, 2013 and represents the excess proceeds from the sale of piling assets and liabilities that were not used to repay secured debt or are not planned to be be re-invested in allowable capital expenditures.
In addition, on July 22, 2013 the Company announced the decision to redeem $150.0 million of the Series 1 Debentures, less the amounts of any Series 1 Debentures tendered under the Net Proceed Offer. Holders of record at the close of business on August 23, 2013 will have their their Series 1 Debentures redeemed on a pro rata basis on August 27, 2013 for 104.563% of the principal amount, plus accrued and unpaid interest.
7) Derivative financial instruments
a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

June 30, 2013	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$6,036
Less: current portion	(4,207)
$1,829

March 31, 2013	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$6,441
Less: current portion	(4,261)
$2,180
b) The unrealized gain on derivative financial instruments is comprised of the following:

	Three months ended
	June 30,
	2013	2012
Unrealized gain on embedded price escalation features in certain long term supplier contracts	$(405)	$(22)
8) Contingencies
During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
9) Interest expense

	Three months ended
	June 30,
	2013	2012
Interest on capital lease obligations	$659	$179
Amortization of deferred financing costs	306	401
Interest on credit facilities	817	1,281
Interest on Series 1 Debentures	3,893	3,821
Interest on long term debt	$5,675	$5,682
Other interest	6	36
	$5,681	$5,718
10) Discontinued operations
During the year ended March 31, 2013, the Company elected to sell its pipeline related assets and piling related assets and liabilities and discontinue the operations of these businesses. Prior to this decision, the Company had two reportable business segments consisting of Heavy Construction and Mining and Commercial and Industrial

7

NOA

Construction. The Commercial and Industrial Construction segment was comprised of pipeline and piling operations. The operations and balance sheets of the discontinued Commercial and Industrial Construction segment are summarized in this note and the Heavy Construction and Mining operations and balance sheet are presented on the face of the financial statements.
a) Pipeline
On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline integrity and maintenance industry related assets for total consideration of approximately $16,250. The selling costs were $781 rendering net proceeds of $15,469. The Company does not have any continuing significant involvement in the operations of pipeline. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations.
The results of pipeline discontinued operations are summarized as follows:

	Three months ended
	June 30,
	2013	2012
Revenue	$—	$6,279
Project costs	—	7,046
Depreciation	—	89
Gross loss	$—	$(856)
General and administrative expenses	—	443
Operating loss	$—	$(1,299)
Interest expense	—	233
Loss before income taxes	$—	$(1,532)
Deferred income tax benefit	—	(500)
Net loss from discontinued pipeline operations	$—	$(1,032)
Cash used in the pipeline discontinued operations is summarized as follows:

	Three months ended
	June 30,
	2013	2012
Operating activities	$—	$(1,443)
Investing activities	—	(95)
	$—	$(1,538)
b) Piling
At March 31, 2013, as part of its ongoing strategic evaluation of operations, the Company made the decision to sell its piling assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exit the piling, foundation, pipeline anchor and tank services businesses. The Company reached an agreement, effective June 11, 2013, with Keller Group plc (the "Purchaser") to sell its piling assets and liabilities, subject to majority approval by the Purchaser's shareholders and subject to the Purchaser securing certain anti-trust approvals, for initial consideration of approximately $227,500, plus or minus customary working capital adjustments, less capital lease obligations at the closing date. The Company and the Purchaser obtained the required approvals and, subsequent to the period end, on July 12, 2013 the sale of piling assets and liabilities to the Purchaser was closed. The terms of the agreement entitle the Company to additional proceeds of up to $92,500 over the next three years, contingent on the Purchaser achieving prescribed Consolidated EBITDA milestones from the piling business. These contingent proceeds will be recognized as the Consolidated EBITDA milestones are achieved. The assets and liabilities being sold have been classified as held for sale on the Consolidated Balance Sheets. For all periods presented, the results of piling operations and cash flows are included in discontinued operations. Upon finalization of the sale, the Company will not have any significant continuing involvement in piling operations.

8

The following table summarizes the book value of the piling related assets classified as held for sale:

Accounts receivable, net	$38,589
Unbilled revenue	8,401
Inventories	6,617
Prepaid expenses	323
Intangible assets	4,220
Property, plant and equipment, gross	88,541
Accumulated depreciation	(31,807)
Goodwill	32,901
Deferred tax assets	943
Assets held for sale	$148,728
The following table summarizes the book value of the piling related liabilities classified as held for sale:

Accounts payable	$19,604
Accrued liabilities	48
Billings in excess	2,425
Capital lease obligation	5,886
Deferred tax liabilities	10,953
Liabilities held for sale	$38,916
The results of piling discontinued operations are summarized as follows:

	Three months ended
	June 30,
	2013	2012
Revenue	$42,824	$55,648
Project costs	37,680	41,967
Equipment operating lease expense	579	579
Depreciation	—	953
Gross profit	$4,565	$12,149
General and administrative expenses	2,879	3,189
Amortization of intangible assets	—	353
Operating income	$1,686	$8,607
Interest expense	1,830	1,795
(Loss) income before income taxes	$(144)	$6,812
Deferred income tax (benefit) expense	(47)	1,737
Net (loss) income from discontinued piling operations	$(97)	$5,075
Cash provided by (used in) the piling discontinued operations is summarized as follows:

	Three months ended
	June 30,
	2013	2012
Operating activities	$9,373	$10,956
Investing activities	(2,941)	(1,664)
Financing activities	(41)	(53)
	$6,391	$9,239
11) Shares
a) Common shares
Authorized:

Unlimited number of voting common shares
Unlimited number of non-voting common shares

9

NOA

Issued and outstanding:

	Number of shares	Amount
Voting common shares
Issued and outstanding as at March 31, 2013	36,251,006	$304,908
Issued upon exercise of stock options	1,600	6
Transferred from additional paid-in capital on exercise of stock options	—	3
Issued and outstanding at June 30, 2013	36,252,606	$304,917
b) Net loss per share

	Three months ended
	June 30,
	2013	2012
Net loss from continuing operations	$(5,642)	$(9,169)
(Loss) income from discontinued operation, net of tax	(97)	4,043
Net loss	$(5,739)	$(5,126)

Weighted average number of common shares (no dilutive effect)	36,251,201	36,251,006

Basic net loss per share from continuing operations	$(0.16)	$(0.25)
Basic net income per share from discontinued operations	—	0.11
Basic net loss per share	$(0.16)	$(0.14)
For the three months ended June 30, 2013, there were 2,957,102 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended June 30, 2012 – 2,568,394 stock options).
12) Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended
	June 30,
	2013	2012
Share option plan (note 12(b))	$313	$284
Restricted share unit plan (note 12(d))	(156)	(521)
Directors' deferred stock unit plan (note 12(e))	77	(886)
Stock award plan (note 12(f))	—	14
	$234	$(1,109)
b) Share option plan

	Three months ended June 30,
	2013		2012
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,985,722	5.72	1,834,794	8.79
Granted	—	—	790,000	2.90
Exercised(i)	(1,600)	3.69	—	—
Forfeited	(27,020)	5.58	(56,400)	(8.00)
Outstanding, end of period	2,957,102	5.72	2,568,394	6.99

(i)	All stock options exercised resulted in new common shares being issued
Cash received from share option exercises for the three months ended June 30, 2013 was $6 (three months ended June 30, 2012 – $nil).
At June 30, 2013, the weighted average remaining contractual life of the outstanding options was 6.9 years (March 31, 2013 – 7.1 years). The fair value of options vested during the three months ended June 30, 2013 was

10

$486 (three months ended June 30, 2012 – $362). At June 30, 2013, the Company had 1,302,662 exercisable options (March 31, 2013 – 1,122,362) with a weighted average exercise price of $8.15 (March 31, 2013 – $8.82) and a weighted average remaining contractual life of 4.6 years (March 31, 2013 - 4.2 years).
At June 30, 2013, the total compensation costs related to non-vested awards not yet recognized was $2,544 (March 31, 2013 - $2,768) and these costs are expected to be recognized over a weighted average period of 3.4 years (March 31, 2013 - 3.6 years).
c) Senior executive stock option plan
The fair value of 550,000 vested senior executive stock options was calculated as at June 30, 2013 assuming an expected volatility of 60%, a risk-free interest rate of 0.33%, an expected life of 1.9 years and no dividend yield. The weighted average fair value per option was $1.12 at June 30, 2013.
d) Restricted share unit plan

	Three months ended
	June 30,
	2013	2012
Outstanding, beginning of period	1,090,845	1,175,565
Granted	555,204	625,405
Vested	(154,330)	(329,901)
Forfeited	(381,226)	(66,406)
Outstanding, end of period	1,110,493	1,404,663
At June 30, 2013, the current portion of Restricted Share Unit ("RSU") liabilities of $921 was included in accrued liabilities (March 31, 2013 – $719) and the long term portion of RSU liabilities of $964 was included in other long term obligations (March 31, 2013 – $2,049) in the Consolidated Balance Sheets. During the three months ended June 30, 2013, vested units were settled in cash for $727 (three months ended June 30, 2012 – vested were settled in cash for $1,631).
At June 30, 2013, the redemption value of these units was $4.41/unit (March 31, 2013 – $4.65/unit). Using the redemption value at June 30, 2013, there was approximately $3,034 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.9 years (March 31, 2013 – 1.6 years).
e) Directors' deferred stock unit plan

	Three months ended
	June 30,
	2013	2012
Outstanding, beginning of period	667,944	465,266
Issued	42,380	91,805
Outstanding, end of period	710,324	557,071
At June 30, 2013, the redemption value of these units was $4.41/unit (March 31, 2013 – $4.65/unit). At June 30, 2013, the current portion of Directors' deferred stock unit ("DDSU") liabilities of $844 were included in accrued liabilities (March 31, 2013 - $355) and the long term portion of DDSU liabilities of $2,339 were included in other long term obligations (March 31, 2013 - $2,751) in the Consolidated Balance Sheets. Included in the current portion of the DDSU liability at June 30, 2013 is an amount of $507 related to DDSUs that were redeemed and settled in July 2013, calculated using a redemption value of $4.90/unit. There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.
f) Stock award plan
As at June 30, 2013 there were no Stock Award Plan units outstanding (March 31, 2013 - nil). During the three months ended June 30, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148.

11

NOA

13) Other information
a) Supplemental cash flow information

	Three months ended
	June 30,
	2013	2012
Cash paid during the period for:
Interest	$12,456	$12,551
Income taxes	81	1,142
Cash received during the period for:
Interest	1	6
Income taxes	1,627	—
Non-cash transactions:
Acquisition of property, plant and equipment for continuing operations by means of capital leases	5,155	632
Addition to assets held for sale	(805)	—
Net change in accounts payable related to purchase of property, plant and equipment	4,338	(7,472)
Net change in accrued liabilities related to current portion of RSU liability	202	(1,700)
Net change in accrued liabilities related to current portion of DDSU liability	489	—
b) Net change in non-cash working capital

	Three months ended
	June 30,
	2013	2012
Operating activities:
Accounts receivable	$18,191	$62,547
Unbilled revenue	1,428	(18,881)
Inventories	(897)	(1,918)
Prepaid expenses and deposits	(2,397)	(1,209)
Accounts payable	(7,766)	(42,624)
Accrued liabilities	(7,771)	(4,633)
Long term portion of liabilities related to equipment leases	(60)	(1,045)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	169	(1,634)
	$897	$(9,397)
14) Seasonality
The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining segment declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.
15) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred of $4,986 during the three months ended June 30, 2013 (three months ended June 30, 2012 - $5,465).
16) Comparative figures
Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

12

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three months ended June 30, 2013

NOA

Management’s Discussion and Analysis
For the three months ended June 30, 2013
A. EXPLANATORY NOTES
August 1, 2013
The following Management’s Discussion and Analysis (MD&A) is as of August 1, 2013 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended June 30, 2013 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2013, together with our annual MD&A for the year ended March 31, 2013. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "net income before interest expense, income taxes, depreciation and amortization" (EBITDA), "Consolidated EBITDA" (as defined in our fourth amended and restated credit agreement, our "credit agreement") and "Piling Business EBITDA". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the "Our Business - Significant Business Events" section of this MD&A) and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

NOA

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Significant Business Events - Divestiture of Piling Related Assets and Liabilities", we may receive contingent proceeds based on the certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate General & Administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA") for the purpose of determining the contingent proceeds that we should receive.
SIGNIFICANT BUSINESS EVENTS
Divestiture of Piling Related Assets and Liabilities
On July 12, 2013 we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser") for consideration of $227.5 million, plus or minus customary working capital adjustments, less approximately $5.8 million for the assumption of capital leases. In addition, we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold. Closing costs and disposal costs for the Piling Sale are expected to be approximately $12.5 million.t
We retained our interest in the performance of a single piling project in the oil sands, scheduled to be completed later in 2013 with an estimated backlog of $2.0 million and $4.3 million in associated working capital as of June 30, 2013.
In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

The first part of the contingent proceeds of up to $57.5 million may be earned over the next two years based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.
no later than September 30, 2015, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay the vendor an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of the annual Piling Business EBITDA target. We anticipate that the Purchaser will continue to grow the Piling business, resulting in the payment of some or all of these contingent proceeds.t
These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
The Piling sale includes all piling related:

•	property, plant and equipment;

•	intangible assets;

•	working capital (excluding the outstanding accounts receivable, unbilled revenue and accounts payable on a certain customer contract); and

•	capital and operating lease commitments.
We expect to recognize a gain from the sale of assets, net of a $32.9 million reduction in goodwill, related to the piling business. For a discussion on the assets and liabilities held for sale as at June 30, 2013 see "Summary of Consolidated Financial Position", in this MD&A.t
A portion of the net proceeds was used to repay the Term A Facility and the outstanding balance of the Revolver facility in July 2013, while a significant portion of the remaining proceeds be used in the partial retirement of our Series 1 Debentures. For a discussion of the partial retirement of our Series 1 Debentures see "Debt Restructuring", below.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

For all periods presented, piling results are now reported within "(Loss) Income from discontinued operations, net of tax" in our Consolidated Statements of Operations and Comprehensive Loss and "Cash provided by (used in) discontinued operations" in our Consolidated Statements of Cash Flows. The assets and liabilities associated with the Piling sale have been classified as held for sale on our Consolidated Balance Sheet. Prior to the Piling sale, activity in the piling business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to piling activity see "Financial Results - Net (Loss) Income from Discontinued Operations" in this MD&A.
Divestiture of Pipeline Related Assets
On November 22, 2012, we sold our pipeline related assets for total consideration of approximately $16.3 million resulting in $15.5 million of net proceeds, after selling costs of $0.8 million. The transaction included $1.3 million of job materials held in inventory, $12.0 million net book value of property, plant and equipment and $1.1 million of previously expensed tools, supplies and equipment parts. We applied $15.4 million from the net proceeds against our Term B Facility.
We retained our interest in the working capital associated with our performance of pipeline construction, integrity and maintenance activity prior to the sale date. The pipeline related working capital reported in our results from continuing operations is comprised of accounts receivable, accounts payable and unbilled revenue related to outstanding claims and unsigned change orders. We anticipate realizing the full amount of this working capital. In conjunction with the sale of these assets we have exited the pipeline construction, integrity and maintenance business.t
For all periods presented, the results from pipeline operations and cash flows are included in discontinued operations. Prior to the sale, activity in the pipeline business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to pipeline activity see "Financial Results - Net Loss from Discontinued Operations" in this MD&A.
Debt Restructuring
Heavy Equipment Leases
During the three months ended June 30, 2013 we negotiated the refinancing of $5.2 million in heavy equipment related leases. This is in addition to the $41.6 million in heavy equipment related leases refinanced during the year ended March 31, 2013, including $7.2 million of expired lease renewals. The lease refinancing included changes to lease terms and changes to the timing of principal repayments. These leases were previously classified as operating leases, however with the refinancing terms they are now classified as capital leases. As a result, we have recorded a total $46.8 million increase in capital lease commitments with an associated addition to property, plant and equipment (net of capitalized over-hour liabilities). With the July 12, 2013 Piling sale, we reduced our capital leases by $5.8 million with the assignment of piling related equipment leases to the Purchaser.
During the three months ended June 30, 2012, as part of our initiative to right-size our equipment fleet, we bought out $13.5 million of operating leases in conjunction with the sale of underutilized owned and leased heavy equipment.
We expect the lease refinancing will reduce future near-term annual operating lease cost for continuing operations by approximately $23.6 million, increase annual cash interest for continuing operations by approximately $2.5 million and increase depreciation expense for continuing operations in proportion to the utilization of the refinanced equipment. The lease buyout reduced near-term annual operating lease cost for continuing operations by approximately $5.2 million. The refinancing and lease buyout is expected to reduce our annual cash lease payments for continuing operations by approximately $6.0 million.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

Credit Facility Repayment
During the three months ended June 30, 2013 we repaid the $5.6 million outstanding balance of our Term B Facility. During July 2013, a portion of the net proceeds from the Piling sale were used to repay the $16.3 million outstanding balance of the Term A Facility. Interest on our term facilities was $3.2 million for the year ended March 31, 2013, while interest on the term facilities this year, prior to final repayment will be approximately $0.5 million.
Partial Purchase / Redemption of 9.125% Series 1 Debentures
To satisfy the requirement in the indenture governing our 9.125% Series 1 Debentures (the "Series 1 Debentures"), on July 22, 2013 we made an offer to purchase $170.0 million of our Series 1 Debentures at par plus accrued and unpaid interest (the "Net Proceeds Offer"). The $170.0 million offer expires on August 21, 2013 and represents the excess proceeds from the Piling sale that are not used for the purposes permitted in the indenture.
In addition, on July 22, 2013 we announced that we have elected to redeem $150.0 million of our Series 1 Debentures, less the amount of any Series 1 Debentures tendered under the Net Proceeds Offer (the "Redemption"). Holders of record at the close of business on August 23, 2013 will have their Series 1 Debentures redeemed on a pro rata basis on August 27, 2013 for 104.563% of the principal amount, plus accrued and unpaid interest.
The partial Series 1 Debentures retirement is expected to reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.t
On July 24, 2013, as a result of our election to redeem a portion of our Series 1 Debentures, Moody's re-affirmed its previous ratings of our long-term corporate credit at B3 and its previous ratings of our senior unsecured debt rating at Caa1. At the same time, Moody's changed their rating outlook to stable from negative.
Summary of Debt Restructuring
Debt declined by $12.3 million in the three months ended June 30, 2013. Our debt reduction activities have realized a total of $82.7 million in lower debt (excluding the revolving facility) for the period between March 31, 2012 and June 30, 2013. A further $172.7 million debt reduction is expected to be realized by August 31, 2013, which will bring the total reductions to $255.4 million by the end of August, 2013, as illustrated in the table below:t

	Anticipated	Balance at:
	August 31, 2013	June 30, 2013	March 31, 2013	March 31, 2012
Debentures and term loans
Series 1 Debentures	75,000	225,000	225,000	225,000
Term A Facility	—	16,265	17,202	20,950
Term B Facility	—	—	5,644	37,496
Total debentures and term loans	$75,000	$241,265	$247,846	$283,446
Equipment / building financing
Operating lease commitments	49,932	54,220	61,589	127,569
Capital leases (excluding interest)	41,377	43,495	41,822	10,701
Total equipment / building financing	$91,309	$97,715	$103,411	$138,270
The Revolving Facility balances at June 30, 2013, March 31, 2013 and March 31, 2012 and were $30.0 million, $22.4 million and $20.3 million, respectively.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

Restructuring our General and Administrative and Operations Support Organizations
As a result of the July 2013 Piling sale our business support requirements were simplified. As a single focused Heavy Construction and Mining business, we implemented a business restructuring initiative to address the simplification of our business support needs which included:

•	the elimination of two Vice Presidents from our Executive team;

•
further re-alignment of our G&A, Asset Management and Operating Support departments with the size and needs of the new business structure, thus reducing our staffing levels by over 30 salaried positions; and

•	the reduction of our Edmonton, Alberta office space.
We anticipate that this further restructuring will generate a total G&A cost reduction for our fiscal 2014 ongoing operations of approximately $6.0 million, compared to our fiscal 2013 levels.t
Last year, as a result of the reduction in demand for our services in the oil sands, caused by the current oil sands pipeline capacity constraints, we implemented a business restructuring and organization streamlining initiative.
Change of Reporting Year-End
As announced on June 10, 2013, we are changing our reporting year-end to align with the calendar year-end of December 31st, effective December 31, 2013. As part of the transition to this new year-end, we will be reporting a transition year of results from April 1, 2013 to December 31, 2013. During our interim reporting periods ending June 30, 2013 and September 30, 2013 we will continue to report on results for each quarter and current year cumulative results from April 1, 2013. Our comparative results from the previous year will follow the same date pattern as the current year results.
In our audited consolidated financial statements and notes that follow for the year ended December 31, 2013, our transition year, we would be presenting results for a nine month reporting year with comparative reporting years presented with twelve months of results from April 1 to March 31 of each reporting year. We are planning to recast both our current results and the comparative year results into a format that will present results from January 1, 2013 to December 31, 2013 and compare these results with results from January 1 to December 31, 2012 and 2011, respectively.
We will repeat this process for the years ended December 31, 2014 and 2015, whereby the audited consolidated financial statements and notes that follow will present the current 12-month year with the two comparison years recast as 12-month years ending on December 31 of each respective year.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

B. FINANCIAL RESULTS
SUMMARY OF CONSOLIDATED THREE MONTHS RESULTS

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	Change
Revenue	$115,046	100.0%	$173,995	100.0%	$(58,949)
Project costs	43,373	37.7%	83,927	48.2%	(40,554)
Equipment costs	48,149	41.9%	64,088	36.8%	(15,939)
Equipment operating lease expense	6,441	5.6%	10,161	5.8%	(3,720)
Depreciation	8,722	7.6%	8,924	5.1%	(202)
Gross profit	$8,361	7.3%	$6,895	4.0%	$1,466

Select financial information:
General and administrative expenses (excluding stock based compensation)	8,329	7.2%	15,195	8.7%	(6,866)
Stock based compensation expense	234	0.2%	(1,109)	(0.6)%	1,343
Operating loss	(2,310)	(2.0)%	(7,083)	(4.1)%	4,773
Interest expense	5,681	4.9%	5,718	3.3%	(37)
Net loss from continuing operations	(5,642)	(4.9)%	(9,169)	(5.3)%	3,527
Net (loss) income from discontinued operations	(97)	(0.1)%	4,043	2.3%	(4,140)
Net loss	(5,739)	(5.0)%	(5,126)	(2.9)%	(613)
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.16)		$(0.25)		$0.09
Net income from discontinued operations	$—		$0.11		$(0.11)
Net loss - basic & diluted	$(0.16)		$(0.14)		$(0.02)
EBITDA	$9,325	8.1%	$11,249	6.5%	$(1,924)
Consolidated EBITDA from continuing operations	$8,894	7.7%	$1,923	1.1%	$6,971
Consolidated EBITDA from discontinued operations	$1,686	1.5%	$8,703	5.0%	$(7,017)
Consolidated EBITDA(1) (as defined within the credit agreement)	$10,580	9.2%	$10,626	6.1%	$(46)

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2013	2012
Net loss	$(5,642)	$(9,169)
Adjustments:
Interest expense	5,681	5,718
Income tax benefit	(1,883)	(3,718)
Depreciation	8,722	8,924
Amortization of intangible assets	761	791
EBITDA from continuing operations	$7,639	$2,546
Adjustments:
Unrealized gain on derivative financial instruments	(405)	(22)
Loss (gain) on disposal of property, plant and equipment	596	(225)
Loss (gain) on disposal of assets held for sale	751	(78)
Stock-based compensation expense	313	298
Equity in earnings of unconsolidated joint venture	—	(596)
Consolidated EBITDA from continuing operations	$8,894	$1,923
Consolidated EBITDA from discontinued operations	1,686	8,703
Consolidated EBITDA	$10,580	$10,626

NOA

ANALYSIS OF CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
As discussed in “Significant Business Events - Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events - Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.
Revenue
For the three months ended June 30, 2013, revenue was $115.0 million, down from $174.0 million in the same period last year. The decrease primarily reflects the effect of a significant number of operational rain-out days during the last month of the period. The lost operating days and the unfavourable site conditions caused by the excessive amounts of rain and flooding led to lower equipment productivity and reduced volumes for heavy civil construction, haul road construction, site development, overburden removal and reclamation activities at all the major sites across the oil sands. Also contributing to the decrease was a reduction in demand for heavy civil construction and mine support activities performed at the Jackpine and Muskeg River mines, the completion of site development activity at the Dover steam assisted, gravity driven ("SAGD") site and the completion of the above-ground steel construction project at the Mt. Milligan Copper / Gold mine in Northern British Columbia. Partially offsetting the decrease in activity from the completed projects was the ramp up of mine services activity at the Kearl mine, under our new master services agreement, an increase in mechanically stabilized earth ("MSE") wall construction activity performed on the Mildred Lake Mine Relocation project and an increase in underground construction activity preformed at the Jackpine mine.
Gross profit
For the three months ended June 30, 2013, gross profit was $8.4 million, up from $6.9 million in the same period last year. Gross profit margin increased to 7.3% up from 4.0% for the three months ended June 30, 2012. The improvement in both gross profit and margin primarily reflects reductions in our equipment maintenance costs, driven by our cost reduction initiative started part-way through last year and reduced operating lease costs, discussed in more detail in "Significant Business Events - Debt Restructuring". In addition, we realized improved margins at the Mildred Lake Mine Relocation project and the site development activity at the Joslyn mine, where prior year results were negatively affected by unsigned change orders. These improvements helped to offset the negative effect on project profit from the lower volumes and reduced productivity as a result of the significant rain in the oil sands in June.
Project costs represented 37.7% of revenue in the three months ended June 30, 2013, down from 48.2% in the same period last year, reflecting a reduction of more labour intensive heavy construction and site development activity in the period.
Equipment costs represented 41.9% of revenue in the three months ended June 30, 2013, up from 36.8% in the same period last year, reflecting a higher mix of more equipment intensive overburden removal and mine services activity in the period. Equipment costs in the current period benefitted from a reduction in the use of rental equipment and a corresponding reversal of rental equipment over-hour accruals.
Equipment operating lease expense was $6.4 million during the three months ended June 30, 2013, down from $10.2 million in the same period last year. The decrease in the current period reflects the benefits from last year's buyout of certain operating leases, as part of our plan to right size our equipment fleet and the refinancing of certain operating leases to capital leases.
Depreciation of $8.7 million for the three months ended June 30, 2013 was comparable to the same period last year, despite lower volumes, reflecting the increase in capital lease assets as a result of refinancing operating leases.
Operating loss
For the three months ended June 30, 2013, we recorded an operating loss of $2.3 million, an improvement from an operating loss of $7.1 million during the three months ended June 30, 2012. G&A expense, excluding stock based compensation, was $8.3 million during the three months ended June 30, 2013, down from $15.2 million in the same period last year. The current year G&A reflects the benefits from our business restructuring activities initiated during the prior year and a $1.8 million reduction in short-term incentive program costs, while the prior year G&A included a $2.5 million restructuring charge. Stock based compensation costs were $1.3 million higher this year, largely due to an increase in the share price. We recorded a $1.3 million loss from the sale of property, plant and equipment and assets held for sale in the period, compared to a $0.3 million gain recorded for the same activity last year in the same period. We recorded a $0.6 million gain from equity in an unconsolidated joint venture in the prior year period.
Net loss from continuing operations
For the three months ended June 30, 2013, we recorded a $5.6 million net loss from continuing operations (basic and diluted loss from continuing operations per share of $0.16), an improvement from a $9.2 million net loss from continuing operations (basic and diluted loss per share of $0.25) for the three months ended June 30, 2012. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $5.9 million (basic and diluted loss per share of $0.17) for the three months ended June 30, 2013.
Non-cash items affecting results for the same period last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $9.2 million (basic and diluted loss per share of $0.25) for the three months ended June 30, 2012.
ANALYSIS OF NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS
Summary of Piling Discontinued Operations Results
The statement of operations for discontinued piling operations are detailed in the table below:

	Three months ended
	June 30,
	2013	2012
Revenue	$42,824	$55,648
Project costs	37,680	41,967
Equipment operating lease expense	579	579
Depreciation	—	953
Gross profit	$4,565	$12,149
General and administrative expenses	2,879	3,189
Amortization of intangible assets	—	353
Operating income	$1,686	$8,607
Interest expense	1,830	1,795
(Loss) income before income taxes	$(144)	$6,812
Deferred income tax (benefit) expense	(47)	1,737
Net (loss) income from discontinued piling operations	$(97)	$5,075

Net income per share	$—	$0.14
Analysis of Piling Discontinued Operations Results
Revenue
Revenue from discontinued piling operations includes activity from our piling, foundation, pipeline anchor and tank services businesses. The lower revenue in the current period is a result of project delays caused by the significant rainfall and flooding experienced across Canada in June.
Gross profit
Gross profit from discontinued piling operations was generated from activity related to our piling, foundation, pipeline anchor and tank services businesses.
Operating lease expense reflects the financing of heavy equipment specific to the piling operations.
Lower volumes and reduced productivity as a result of the rain and flooding negatively affected the current period profitability.
With the recording of the piling assets as assets held for sale for the year ended March 31, 2013, no further depreciation will be recorded on assets specific to the Piling business.

NOA

Operating income
G&A recorded for discontinued piling operations represents direct operations management, finance and facility costs for the piling business along with $0.7 million in non-discretionary severance costs related to the sale of the Piling business
Interest expense
Under the terms of our current fourth amended and restated credit agreement, 50% of the net proceeds from all asset sales must be used to repay our Term A Facility. Interest expense recorded for discontinued piling operations for the current and previous periods represents the interest on the Term A Facility balance that was repaid in July 2013 from the net proceeds of the piling asset sales. Other interest expense that is not directly attributable to or related to piling operations has been allocated based on a ratio of net assets to be sold to total consolidated net assets.
Income tax (benefit) expense
For the three months ended June 30, 2013, we recorded a deferred income tax benefit of $0.0 million, compared to deferred income tax expense of $1.7 million for the three months ended June 30, 2012.
Net (loss) income
Net loss from discontinued piling operations for the three months ended June 30, 2013 was $0.1 million (basic and diluted loss per share of $nil), compared to net income for the three months ended June 30, 2012 of $5.1 million (basic and diluted income per share of $0.14).
Summary of Pipeline Discontinued Operations Results
The statement of operations for discontinued pipeline operations are detailed in the table below:

	Three months ended
	June 30,
	2013	2012
Revenue	$—	$6,279
Project costs	—	7,046
Depreciation	—	89
Gross loss	$—	$(856)
General and administrative expenses	—	443
Operating Income	$—	$(1,299)
Interest expense	—	233
Loss before income taxes	$—	$(1,532)
Deferred income tax benefit	—	(500)
Net loss from discontinued pipeline operations	$—	$(1,032)

Net loss per share	$—	$(0.03)
Analysis of Pipeline Discontinued Operations Results
Revenue
Revenue for the three months ended June 30, 2012 represented pipeline maintenance and integrity work and large-diameter pipeline construction project activity performed prior to the execution of the sale agreement for the pipeline related assets (as discussed in “Significant Business Events - Divestiture of Pipeline Related Assets”) and project closeout activities for a pipeline construction project.
Gross loss
Gross loss for the three months ended June 30, 2012 resulted from weak performance on two large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.
Operating loss
Operating loss for the three months ended June 30, 2012 includes G&A expense incurred in relation to pipeline operations during that period.

Interest expense
Interest expense recorded for discontinued pipeline operations for the previous period represents the interest on the Term B Facility balance that was repaid from the net proceeds of the pipeline asset sales.
Income tax benefit
For the three months ended June 30, 2012, we recorded a deferred income tax benefit of $0.5 million.
Net loss
Net loss from discontinued pipeline operations for the three months ended June 30, 2012 was $1.0 million during (basic and diluted loss per share of $0.03).
Consolidated EBITDA from discontinued operations
A reconciliation from net income from discontinued operations to EBITDA and Consolidated EBITDA from discontinued operations is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2013	2012
Net (loss) income	$(97)	$4,043
Adjustments:
Interest expense	1,830	2,028
Income tax (benefit) expense	(47)	1,237
Depreciation	—	1,042
Amortization of intangible assets	—	353
EBITDA from discontinued operations	$1,686	$8,703
Consolidated EBITDA from discontinued operations	$1,686	$8,703
ANALYSIS OF CONSOLIDATED NET LOSS
For the three months ended June 30, 2013 we recorded consolidated net loss from both continuing and discontinued operations of $5.7 million (basic and diluted loss per share of $0.16), compared to net loss of $5.1 million (basic and diluted loss per share of $0.14) during the same period last year.
Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss would have been $6.0 million (basic and diluted loss per share of $0.17) for the three months ended June 30, 2013.
Non-cash items affecting results for the same period last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss would have been $5.1 million (basic and diluted loss per share of $0.14) for the three months ended June 30, 2012.

NOA

NON-OPERATING INCOME AND EXPENSE FOR CONTINUING OPERATIONS

	Three months ended June 30,
(dollars in thousands)	2013	2012	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$3,893	$3,821	$72
Interest on credit facilities	817	1,281	(464)
Interest on capital lease obligations	659	179	480
Amortization of deferred financing costs	306	401	(95)
Interest on long term debt	$5,675	$5,682	$(7)
Other interest	6	36	(30)
Total interest expense	$5,681	$5,718	$(37)
Foreign exchange loss	(61)	108	(169)
Unrealized gain on derivative financial instruments	(405)	(22)	(383)
Income tax benefit	(1,883)	(3,718)	1,835
Interest expense
Total interest expense was $5.7 million in the three months ended June 30, 2013, down from $5.7 million in the prior year. At June 30, 2013, we had $46.3 million outstanding under the credit facilities, down from $85.9 million outstanding at June 30, 2012.
Interest on our credit facilities was $0.8 million for three months ended June 30, 2013, down from $1.3 million for the same period last year.
Interest on capital lease obligations of $0.7 million in the three months ended June 30, 2013 was up from $0.2 million in the prior year as a result of the refinancing of operating leases to capital leases. A detailed discussion on the reduction in the amount outstanding under our credit facilities and the refinancing of operating leases to capital leases can be found under "Significant Business Events - Debt Restructuring".
Foreign exchange loss
The foreign exchange losses recognized in the three months ended June 30, 2013 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.
Unrealized gain on derivative financial instruments
The unrealized gain on derivative financial instruments for both periods reflects changes in the value of embedded derivatives in certain maintenance agreements.
Income tax benefit
For the three months ended June 30, 2013, we recorded a current income tax benefit of $0.1 million and a deferred income tax benefit of $1.8 million, providing a net income tax benefit of $1.9 million. This compares to a combined income tax benefit of $3.7 million for the same period last year.
Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2013 differs from the statutory rate of 25.21% primarily due to the effect of permanent tax differences and prior year current tax adjustments. Income tax benefit as a percentage of income before income taxes for the three months ended June 30, 2012 differs from the statutory rate of 25.13% primarily due to the effects of permanent differences.
BACKLOG
Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three months ended June 30, 2013, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $13.5 million compared to $44.6 million for the three months ended June 30, 2012.
Our estimated backlog by contract type as at June 30, 2013, March 31, 2013 and June 30, 2012 was:

(dollars in thousands)	June 30, 2013	March 31, 2013	June 30, 2012
Unit-Price	$59,462	$77,861	$163,042
Lump-Sum	119	5,031	22,784
Time-and-Material, Cost-Plus	239,412	292,182	343,566
Total	$298,993	$375,074	$529,392
Backlog attributable to discontinued operations has been excluded from all prior periods presented. The amounts excluded from our estimated backlog for discontinued operations were previously recorded in the Commercial and Industrial Construction segment.
Our Canadian Natural contract at the Horizon mine represented approximately $198.5 million of the June 30, 2013 backlog compared to $226.9 million for March 31, 2013 and $324.0 million for June 30, 2012. The change in the value of the backlog on this contract from March 31, 2013 reflects work performed under the contract. The customer executed change orders which reduced the scope of equipment related activity required under the amended contract which reduced the backlog on this contract from the June 30, 2012 levels.
We expect that approximately $199.1 million of total backlog will be performed and realized in the 12 months ending June 30, 2014.t
CLAIMS AND CHANGE ORDERS
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or unpriced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

For the three months ended June 30, 2013, due to the timing of receipt of signed change orders we had approximately $4.0 million respectively in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.
As at June 30, 2013, we had $21.6 million of unresolved claims and change orders recorded on our balance sheet. This compares to $24.0 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs.
SUMMARY OF CONSOLIDATED QUARTERLY RESULTS
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•seasonal weather and ground conditions;
•the timing of equipment maintenance and repairs;
•claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.
For a full discussion on the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the fiscal year ended March 31, 2013.
The table, below, summarizes our consolidated results from continuing operations and discontinued operations for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	June 30, 2013	March 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
	Fiscal 2014	Fiscal 2013				Fiscal 2012
Revenue	$115.0	$130.3	$116.8	$123.5	$174.0	$181.1	$166.5	$159.7
Gross profit (loss)	8.4	8.9	9.8	8.3	6.9	(0.9)	8.7	17.0
Operating (loss) income	(2.3)	(6.5)	(1.5)	(0.8)	(7.1)	(13.5)	(4.9)	5.3
Net (loss) income from continuing operations	(5.6)	(9.2)	(5.5)	(5.2)	(9.2)	(13.4)	(5.9)	(1.4)
Net (loss) income from discontinued operations	(0.1)	4.6	10.2	8.9	4.0	(3.5)	4.0	8.0
Net (loss) income	(5.7)	(4.7)	4.6	3.7	(5.1)	(16.9)	(1.9)	6.6
Net (loss) income per share‡
From continuing operations - basic & diluted	$(0.16)	$(0.26)	$(0.15)	$(0.15)	$(0.25)	$(0.37)	$(0.16)	$(0.04)
From discontinued operations - basic & diluted	$—	$0.13	$0.28	$0.25	$0.11	$(0.10)	$0.11	$0.22
Total - basic & diluted	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18
‡ (Loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in the oil sands difficult during this period. The level of activity in the oil sands declines when frost leaves the ground and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our activity levels. Revenue during the three months ended March 31 of each fiscal year is traditionally highest as ground conditions are most favourable in the oil sands. It should be noted that weather conditions during this period in each of the past two fiscal years have been unusual, causing results to deviate from this pattern. Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Contributing to the variations in our recent quarterly financial results were the significant swings in overburden removal volumes at the Horizon mine. In the three months ended June 30, 2011, volumes were negatively affected by wildfires in the region and an unrelated production facility fire. We were issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.
In addition to the swings in volume for this customer, during fiscal 2012 we entered into negotiations with Canadian Natural related to the pricing structure on our long-term overburden contract. During the negotiations, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.
Profitability also varies from quarter-to-quarter as a result of claims and change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.
SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	June 30, 2013	March 31, 2013	Change
Cash	$2,632	$598	$2,034
Current assets (excluding cash)	322,157	356,059	(33,902)
Current liabilities	(181,112)	(191,202)	10,090
Net working capital	$143,677	$165,455	$(21,778)
Intangible assets	7,696	8,625	(929)
Property, plant and equipment	13,093	14,362	(2,148)
Total assets	625,953	659,938	(33,985)
Capital lease obligations (including current portion)	(43,495)	(41,822)	(1,673)
Total long term financial liabilities ‡	(291,322)	(298,664)	7,342

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

•	Current assets (excluding cash) includes:

◦	$148.7 million of assets held for sale related to the sale of the piling business

◦	$56.7 million property, plant and equipment re-classified to assets held for sale in current assets

◦	$32.9 million goodwill re-classified to assets held for sale in current assets

•	Current liabilities includes:

◦	$38.9 million of liabilities held for sale related to the sale of the piling business

◦	$4.6 million non-current capital lease obligations re-classified to liabilities held for sale in current liabilities

NOA

The following table summarizes the book value of the disposed piling related assets classified as held for sale:

Accounts receivable, net	$38,589
Unbilled revenue	8,401
Inventories	6,617
Prepaid expenses	323
Current portion of deferred tax assets	943
Current assets	$54,873

Intangible assets	$4,220
Property, plant and equipment, gross	88,541
Accumulated depreciation	(31,807)
Goodwill	32,901
Non-current assets, net	$93,855

Assets held for sale	$148,728
The following table summarizes the book value of the disposed piling related liabilities classified as held for sale:

Accounts payable	$19,604
Accrued liabilities	48
Billings in excess	2,425
Current portion of capital lease obligation	1,316
Current portion of deferred tax liabilities	2,116
Current liabilities	$25,509

Capital lease obligation	4,570
Deferred tax liabilities	8,837
Non-current liabilities	$13,407

Liabilities held for sale	$38,916

•	Current liabilities includes $1.3 million of current portion of capital lease obligations

•	Goodwill included in assets held for sale will be offset against the gain on sale of the piling related assets.
Analysis of Consolidated Financial Position
At June 30, 2013, net working capital (current assets minus current liabilities) was $143.7 million, down $21.8 million from March 31, 2013.
The cash balance at June 30, 2013 was $2.6 million, up $2.0 million from March 31, 2013. At June 30, 2013 we had borrowings of $30.0 million against our Revolving Facility, up from $22.4 million at March 31, 2013.
Current assets, excluding cash, were $322.2 million at June 30, 2013, down from $356.1 million at March 31, 2013, primarily reflecting an $18.2 million decrease in receivables and holdbacks and a $1.4 million decrease in unbilled revenue. In addition, assets held for sale decreased $7.8 million as a result of the collection of piling related receivables and holdbacks in the period.
Current liabilities were $181.1 million at June 30, 2013, down from $191.2 million at March 31, 2013, primarily reflecting a $12.6 million decrease in accounts payable. Also contributing to the reduced current liabilities is a $5.1 million net decrease in interest payable on our Series 1 Debentures related to the timing of scheduled payments. Partially offsetting the decrease in current liabilities was the $6.9 million increase to the current portion of term facilities and a $0.9 million increase in the current portion of capital lease liabilities. Equipment purchases of $3.8 million, which are scheduled to be paid after June 30, 2013, are included in accounts payable as of June 30, 2013.
Property, plant and equipment net book value was $272.1 million at June 30, 2013, down from $274.2 million at March 31, 2013. This reflects equipment additions of $7.9 million during the current period, including the equipment refinanced from operating leases to capital leases, offset by equipment disposal of $1.4 million (net book value) and depreciation of $8.7 million.
Capital lease obligations were $43.5 million at June 30, 2013, up from $41.8 million at March 31, 2013 largely due to the refinancing of equipment from operating leases to capital leases.

Total long-term financial liabilities were $291.3 million at June 30, 2013, down from $298.7 million at March 31, 2013 largely as a result of a decrease to the long term portion of the term facilities resulting.
A detailed discussion on our term facilities and revolving credit facility can be found in “Liquidity and Capital Resources – Credit facilities”, below.
SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS
We acquire our PP&E in three ways: capital expenditures, capital leases and operating leases. In addition, we develop or acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.
We define our capital requirements as either:

•
sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•
growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

A summary of cash changes to PP&E and intangible assets by nature and by period from our continuing operations is shown in the table below:

	Three months ended June 30,
(dollars in thousands)	2013	2012	Change
New PP&E - capital expenditures
Sustaining	$3,490	$5,629	$(2,139)
Growth	360	4,082	(3,722)
Subtotal	$3,850	$9,711	$(5,861)
New intangible assets - capital expenditures
Sustaining	$37	$448	$(411)
Growth	55	250	(195)
Subtotal	$92	$698	$(606)
Total new additions to capital assets	$3,942	$10,409	$(6,467)
Items affecting cash additions to capital assets:
Equipment buyouts	$—	$2,788	$(2,788)
Change in non-cash working capital	4,338	(7,472)	11,810
Cash outflow on additions to PP&E and intangible assets	$8,280	$5,725	$2,555
Capital asset disposal
Proceeds on disposal of PP&E	$774	$5,012	$(4,238)
Proceeds on disposal of assets held for sale	1,873	156	1,717
Cash inflow for proceeds on disposal of capital assets	$2,647	$5,168	$(2,521)
Net decrease in cash related to capital assets	$5,633	$557	$5,076
Additions to PP&E from discontinued operations of $2.9 million and $1.8 million during the respective three months ended June 30, 2013 and June 30, 2012 has been excluded from the table above. in the amount of Proceeds on the disposal of PP&E for the three months ended June 30, 2013 and 2012, respectively, only includes the proceeds specific to the assets we owned.
The reduction in sustaining PP&E additions during the three months ended June 30, 2013 compared to the previous year reflects a difference in the timing of capitalized maintenance activities between the two periods and a reduction in spending for replacement equipment.
A summary of non-cash changes to PP&E assets by nature and by period from continuing operations is shown in the table below:

	Three months ended June 30,
(dollars in thousands)	2013	2012	Change
PP&E – Capital leases additions
Sustaining	$—	$632	$(632)
Growth	—	—	—
Total non-cash capital additions	$—	$632	$(632)

NOA

The table above excludes capital lease additions resulting from the refinanced operating leases in the current period in the amount of $5.2 million as this equipment was previously reported as non-cash changes to PP&E assets under "PP&E - operating lease additions". This transaction is discussed in more detail in “Significant Business Events – Debt Restructuring”.
Our consolidated sustaining and growth capital additions from continuing operations are reflected in the table, below:

	Three months ended June 30,
(dollars in thousands)	2013	2012	Change
Total sustaining capital additions	$3,527	$6,709	$(3,182)
Total growth capital additions	415	4,332	(3,917)
Total capital additions	$3,942	$11,041	$(7,099)
SUMMARY OF CONSOLIDATED CASH FLOWS

	Three months ended June 30,
(dollars in thousands)	2013	2012	Change
Cash provided by (used in) operating activities	$3,711	$(16,506)	$20,217
Cash (used in) provided by investing activities	(5,633)	1,613	(7,246)
Cash (used in) provided by financing activities	(2,453)	5,847	(8,300)
Decrease in cash and cash equivalents from continuing operations	$(4,375)	$(9,046)	$4,671
Cash provided by (used in) discontinued operations	$6,391	$7,701	$(1,310)
Effect of exchange rate on changes in cash	18	36	(18)
Net increase (decrease) in cash and cash equivalents	$2,034	$(1,309)	$3,343
Operating activities from continuing operations
Cash provided by operating activities for the three months ended June 30, 2013 was $3.7 million, compared to $16.5 million used in operating activities for the three months ended June 30, 2012. The increased cash flow from operations in the current period is largely a result of the smaller outflow of $0.9 million in non-cash working capital as compared to the $9.4 million cash outflow in working capital during the prior year, reflecting end of project payouts of accounts payable for pipeline related construction projects partially offset by an increase in billing in excess for piling related projects. Piling and Pipeline related working capital movement has been reclassified to cash provided by (used in) discontinued operations for the three months ended June 30, 2013 and June 30, 2012.
Investing activities from continuing operations
Cash used in investing activities for the three months ended June 30, 2013 was $5.6 million, compared to $1.6 million provided by investing activities for the three months ended June 30, 2012. Current period investing activities included $8.3 million for the purchase of PP&E and intangible assets, offset by cash inflows of $2.6 million in proceeds on the disposal of property, plant and equipment and assets held for sale. Cash provided by investing activities for the three months ended June 30, 2012 of $1.6 million included $5.2 million in proceeds on the disposal of property, plant and equipment and assets held for sale and $2.2 million in proceeds on the wind-up of unconsolidated joint ventures, offset by the $5.7 million purchase of property, plant and equipment and intangible assets.
Financing activities from continuing operations
Cash used in financing activities during the three months ended June 30, 2013 was $2.5 million as a result of a scheduled $0.9 million principal repayment on our term facilities, an additional $5.6 million payment against the Term B Facility on April 30, 2013 and a $3.5 million repayment of capital lease obligations. A net $7.6 million increase in cash provided by our Revolving Facility partially offset these repayments in the current period. Cash provided by financing activities for the three month period ended June 30, 2012 was $5.8 million, resulting from cash provided by our Revolving Facility partially offset by scheduled repayments of our term facilities and our capital lease obligations.

Cash provided by (used in) discontinued operations

	Three months ended June 30,
(dollars in thousands)	2013	2012
Operating activities	$9,373	$9,513
Investing activities	(2,941)	(1,759)
Financing activities	(41)	(53)
	$6,391	$7,701
During the three months ended June 30, 2013, cash provided by discontinued operations of $6.4 million was largely due to the collection of receivables and holdbacks for discontinued operations during the period, partially offset by capital expenditures. The cash provided by discontinued operations of $7.7 million during the three months ended June 30, 2012 was due to the combination of positive net income from discontinued piling operations, partially offset by capital expenditures.
C. OUTLOOK
Heading into the first half of July we have experienced a continuation of the same unpredictable and intense rainfall in the oil sands that we experienced in June. With the slow start to July, we anticipate a similar level of financial performance in the second quarter as we recorded in the first quarter.t
We continue to see delays in oil sands project spending as our clients evaluate their investment strategies and continue with their cost control efforts, however overall activity levels are projected to remain steady and we believe we are well positioned to respond to changing market conditions, while maintaining profitability levels.t
Operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under our new five year agreement and we anticipate comparable activity levels supporting production efforts at Horizon, Base Mine and the Millennium and Steepbank mines. We anticipate site development decisions for both Joslyn and Fort Hills mines before the end of the year and expect to continue our strong working relationship with these clients. Construction services activities levels are more difficult to predict but we are continuing to pursue heavy civil construction contracts at in the oil sands and with other major resource companies in Canada.t
With the completion of the sale of our Piling business on July 12, 2013 and our intended use of over $173.1 million of the net proceeds to eliminate the balance of our Term Facility and approximately two thirds of our Series 1 Debentures, we will have significantly reduced our overall debt and the associated consumption of cash for interest payments. With the fleet rationalization, performance improvement and restructuring initiatives we have implemented, we expect to see improvements to both profitability and cash-flow this year.t
Overall, our outlook continues to be cautiously optimistic for the remainder of the year based on the opportunities that we see in the marketplace. We remain focused on managing our resources and costs towards improving profitability.t
D. LEGAL AND LABOUR MATTERS
LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

EMPLOYEES AND LABOUR RELATIONS
As at June 30, 2013, we had approximately 365 salaried employees and approximately 1,000 hourly employees in our ongoing operations (approximately 120 salaried employees and approximately 330 hourly employees in our piling discontinued operations). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at June 30, 2013, approximately 1,000 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers in Alberta and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) which expires February 28, 2015.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.
E. RESOURCES AND SYSTEMS
OUTSTANDING SHARE DATA
We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at July 29, 2013, there were 36,254,606 voting Common Shares outstanding (36,251,006 as at March 31, 2013). We had no non-voting Common Shares outstanding on any of the foregoing dates. For a more detailed discussion of our share data, see "Outstanding Share Data" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
LIQUIDITY AND CAPITAL RESOURCES
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our credit facility. We supplemented our cash requirements during the three months ended June 30, 2013 through drawings from our Revolving Facility. As of June 30, 2013, there were outstanding borrowings of $30.0 million and issued and undrawn letters of credit of $3.1 million under the $85.0 million Revolving Facility and outstanding borrowings of $16.3 million ($22.8 million at March 31, 2013) under the Term Facilities. The Term A Facility balance was fully repaid in July 2013 from the net proceeds of the Piling sale.
Liquidity requirements
Our primary uses of cash are for capital maintenance and asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment to replace retired units. We also may acquire new equipment to support our growth if there is an increase in equipment demand that exceeds our fleet capacity as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating and capital lease facilities. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.
Our equipment fleet value is currently split among owned (75%), leased (23%) and rented (2%) equipment. Approximately 70% of our leased fleet value is specific to the Canadian Natural contract and was secured through operating lease facilities, which were excluded from our lease refinancing activities in the current year.

Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
We require between $20.0 million to $30.0 million, annually for capitalized maintenance for our heavy equipment fleet and a further $10.0 million to $20.0 million, annually for the replacement of heavy equipment that has passed its useful life. We have endeavored to fund the cost of the replacement equipment through the proceeds generated from the sale of under-utilized equipment, resulting in net sustaining capital additions being equivalent to our spend on capitalized maintenance. Our total equipment and intangible asset additions typically ranges from $25.0 million to $50.0 million, excluding our growth equipment requirements. We believe that our current fleet size and mix is in alignment with the current equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We have continued to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the current year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our cash requirements for capital expenditures for the balance of the current year is approximately $20.0 million to $30.0 million, primarily related to our sustaining capital requirements. We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.t
In addition, in the past we had typically financed approximately 20% to 30% of our total capital equipment requirements through our operating and capital lease facilities and the remainder from cash flow from operations. With the reduction in planned capital spend in the current year we do not anticipate financing more than 10% of our total capital equipment requirement through operating and capital lease facilities. We believe our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of equipment disposals will be sufficient to meet our current capital requirements.t
Working capital fluctuations effect on cash
As at June 30, 2013, we had $8.3 million in trade receivables that were more than 30 days past due compared to $2.6 million as at March 31, 2013. With the divestiture of piling related assets and liabilities, all piling related receivables, net of allowance for doubtful accounts, were classified as held for sale. At June 30, 2013, the allowance for doubtful accounts related to our trade receivables not being held for sale was $nil ($nil at March 31, 2013). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling business, which is now discontinued.
As of June 30, 2013, an amount of $15.6 million ($16.1 million at March 31, 2013) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred. As at June 30, 2013, we had $21.6 million of unresolved claims and change-orders recorded on our balance sheet ($24.0 million as at March 31, 2013). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation).

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at June 30, 2013, holdbacks totaled $25.8 million, down from $26.6 million as at March 31, 2013. Holdbacks represent 31.4% of our total accounts receivable as at June 30, 2013 (26.5% as at March 31, 2013).
Cash requirements
As at June 30, 2013, our cash balance of $2.6 million was $2.0 million higher than our cash balance at March 31, 2013. We anticipate that we will generate a net cash surplus from operations for the year ended December 31, 2013. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.t
Credit facilities
On April 30, 2010, as part of a debt restructuring plan we entered into a Fourth Amended and Restated Credit Agreement, which provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility, under which letters of credit may also be issued.
On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.
On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.
On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants.
However, terms were added making the extension of the maturity date of the credit agreement by one year to October 31, 2014, contingent on the Term B Facility being repaid by April 30, 2013 from net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings. The Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50% of net proceeds from any subsequent asset sales are to be used to reduce the existing Term A Facility, with the remainder available for working capital. The Term A Facility was repaid in July 2013 from the net proceeds of the Piling sale.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

The Term Facilities included scheduled principal repayments totaling $10.0 million per year with $2.5 million (Term A Facility - $0.9 million; Term B Facility - $1.6 million) paid on the last day of each quarter commencing June 30, 2010. By April 2013, we repaid the Term B Facility in full. Advances under the Revolving Facility may be repaid from time to time at our option. Outstanding aggregate borrowing on our remaining Term A Facility was $16.3 million as of June 30, 2013.
For a full discussion on the changes to our credit agreement, please see “Significant Business Events – Debt Restructuring” in this MD&A. Additional information on our credit agreement can also be found in “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2013.
Borrowing activity under the Revolving Facility
As at June 30, 2013, our unused borrowing availability under the Revolving Facility was $51.9 million ($59.4 million as at March 31, 2013).

i.
Cash drawn under the revolving facility: During the three months ended June 30, 2013, we used our Revolving Facility to finance our working capital requirements. At June 30, 2013, we had $30.0 million of borrowings outstanding on our Revolving Facility compared to $22.4 million at March 31, 2013. For the three months ended June 30, 2013, the weighted average amount of our borrowing on the Revolving Facility was $39.2 million with a weighted average interest rate of 7.8%. The weighted average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three month period. The maximum end of month balance for any single month during the three months ended June 30, 2013 was $45.0 million.

ii.
Letters of credit drawn under the revolving facility: As of June 30, 2013, we had issued $3.1 million ($3.2 million at March 31, 2013) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at June 30, 2013, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.

9.125% SERIES 1 DEBENTURES
As discussed in "Significant Business Events - Debt Restructuring", we anticipate redeeming a portion of our Series 1 Debentures on August 27, 2013, on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest
For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2013.
CAPITAL COMMITMENTS
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at June 30, 2013.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2013	2014	2015	2016	2017 and after
Series 1 Debentures	$225,000	$—	$—	$—	$—	$225,000
Term facilities	16,265	16,265	—	—	—	—
Revolving facility	30,000	30,000	—	—	—	—
Capital leases (including interest)	49,170	7,801	15,126	14,517	10,364	1,362
Equipment and building operating leases	54,220	12,430	20,264	6,618	3,100	11,808
Supplier contracts	12,517	8,808	3,709	—	—	—
Total contractual obligations	$387,172	$75,304	$39,099	$21,135	$13,464	$238,170
Note: We have initiated a plan to purchase / redeem a portion of the Series 1 Debentures by August 27, 2013. Once executed, the timing of our contractual obligations for the Series 1 Debentures will change. For a discussion on the purchase / redemption see "Significant Business Events - Debt Restructuring".

NOA

Our total contractual obligations of $387.2 million, as at June 30, 2013, have decreased from $404.1 million as at March 31, 2013. The refinancing of $5.2 million of operating leases during the three months ended June 30, 2013 is reflected in the changes to contractual commitments reported under “Capital leases (including interest)” and “Equipment and building operating leases” from March 31, 2013. For a full discussion on the Term B Facility repayments and the lease refinancing please see “Significant Business Events – Debt Restructuring”
Off-balance sheet arrangements
We have no off-balance sheet arrangements in place at this time.
DEBT RATINGS
On July 24, 2013, as a result of our election to redeem a portion of our Series 1 Debentures, Moody's re-affirmed its previous ratings of our long-term corporate credit at B3 and its previous ratings of our senior unsecured debt rating at Caa1. At the same time, Moody's changed their rating outlook to stable from negative.
No changes have occurred to our debt ratings from Standard & Poor's for the three months ended June 30, 2013.
For a full discussion on our Debt Ratings please see “Liquidity and Capital Resources – Debt Ratings” in our annual MD&A for the fiscal year ended March 31, 2013.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2013 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of June 30, 2013, we applied the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of June 30, 2013, our internal control over financial reporting is effective.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the three months ended June 30, 2013.

RECENT ACCOUNTING PRONOUNCEMENTS
There have been no new issued or recently adopted accounting pronouncements that are of significance, or potential significance, during the three months ended June 30, 2013, as compared to those described in our Annual Report on Form 40-F.
F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

a.	The expectation that closing and disposal costs for the Piling sale will be approximately $12.5 million.

b.
The expectation that the piling business will continue to grow under the management of the Purchaser and that the Purchaser will achieve a minimum of $45.0 million in Piling Business EBITDA such that we will realize $57.5 million of the contingent proceeds over the next two years and some or all of the remaining contingent proceeds of up to $35.0 million over the next three years.

c.	The expectation that we will recognize a gain from the sale of assets, net of a $32.9 million reduction in goodwill, related to the piling business.

d.	The expectation that the refinancing and lease buyout will reduce our annual cash lease payments for continuing operations by approximately $6.0 million.

e.	The expectation that the Series 1 Debentures Net Proceeds Offer and Redemption will reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.

f.	The expectation that we will reduce our total debt (excluding our Revolving Facility) by $255.4 million since March 31, 2012.

g.	The expectation that further restructuring will generate a total G&A cost reduction for our ongoing operations of approximately $6.0 million, compared to our fiscal 2013 levels.

h.	The expectation that approximately $199.1 million of total backlog will be performed and realized in the 12 months ending June 30, 2014.

i.	The expectation that with the slow start to July, we will achieve a similar level of financial performance in the second quarter as that recorded in the first quarter.

j.	The expectation that overall activity levels will remain steady and that we are well positioned to respond to changing market conditions, while maintaining profitability levels.

k.
The expectation that operations support services revenue will continue to benefit from the ramp up of activity at the Kearl site under our new five year agreement and that comparable activity levels supporting production efforts will occur at Horizon, Base Mine, Millennium and Steepbank mines.

NOA

l.
The expectation that site development decisions for both Joslyn and Fort Hills mines will be made before the end of the year and that we will continue our strong working relationship with these clients.

m.	The expectation that the use of a significant portion of the net proceeds of the Piling sale to reduce debt will improve both profitability and cash-flow this year.

n.	The expectation that our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our current capital requirements.

o.
The expectation that our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of equipment disposals will be sufficient to meet our current capital requirements.

p.
The expectation that we will generate a net cash surplus from operations for the year ended December 31, 2013 and that, if we require additional funding, we would be able to satisfy such funding from our credit facilities.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended March 31, 2013 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
ASSUMPTIONS
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	the growth of the piling business by the Purchaser after the Piling sale occurring as anticipated;

•	gains from the sale of assets following the Piling sale occurring as anticipated;

•	our ability to implement and benefit from our business restructuring initiatives;

•	our new strategic initiatives and increased focus on performance, efficiency and risk management leading to benefits including a reduction in costs;

•	our ability to dispose of identified pieces of under-utilized equipment;

•	the demand for our service offerings remains strong;

•	the oil sands continuing to be an economically viable source of energy;

•	pursuant to the Net Proceeds Offer and the Redemption, we will retire $150.0 million of our Series 1 Debentures;

•	our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	the Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	the return of normal seasonal weather conditions;

•	our ability to benefit from recurring services revenue and projected development revenue tied to the operational activities of the oil sands;

•
our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•
our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At June 30, 2013, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At June 30, 2013, we held $46.3 million of floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2013 – $45.2 million). As at June 30, 2013, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.5 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at June 30, 2013.

NOA

G. GENERAL MATTERS
ADDITIONAL INFORMATION
Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016 - Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.
Additional information relating to us, including our Annual Information Form dated March 31, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2013.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 1, 2013

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2013.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 1, 2013

/s/ David Blackley
Chief Financial Officer